Exhibit 99.17

Auditors’ Report

To the Shareholders of Hollinger Inc.

We have audited the consolidated balance sheets of Hollinger Inc. (the “Corporation”) as at March 31, 2007, March 31, 2006 and December 31, 2005 and the consolidated statements of operations, deficit, accumulated other comprehensive income and cash flows for the year ended March 31, 2007, the three months ended March 31, 2006 and the year ended December 31, 2005.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2007, March 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the year ended March 31, 2007, the three months ended March 31, 2006 and the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

                              /s/ Zeifman and Company, LLP

Toronto, Ontario                           Chartered Accountants
June 20, 2007                       Licensed Public Accountants

HOLLINGER INC.
CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2007	2006	2005

(expressed in thousands of dollars)
ASSETS

CURRENT

Cash and cash equivalents	$ 31,288	$ 18,645	$ 14,193
Restricted cash (note 2)	-	33,007	49,077
Accounts receivable	577	915	907
Amounts due from related parties (note 3)	-	839	876
Prepaid expenses and other	1,619	1,031	1,443
Assets held for sale (note 6)	7,210	8,959	-

	40,694	63,396	66,496

MORTGAGES RECEIVABLE (note 4)	11,445	2,949	2,909
INVESTMENTS (note 5)	89,174	154,112	164,625
PROPERTY AND EQUIPMENT (note 7)	1,376	1,588	10,433
RESTRICTED CASH (note 2)	1,751	9,916	9,866
FUTURE INCOME TAX ASSETS (note 8)	10,851	11,011	10,014

	$ 155,291	$ 242,972	$ 264,343

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$ 12,002	$ 9,983	$ 13,683
Amounts due to related parties (note 3)	89,944	75,617	73,688
Income taxes payable (note 8)	3,979	5,536	5,558
Dividends payable - Series II Preference Shares	5,188	5,276	5,226
Retractable preference shares (note 9)	4,423	7,647	8,167
Secured notes (note 10)	107,229	108,531	108,401

	222,765	212,590	214,723

FUTURE INCOME TAXES (note 8)	13,589	26,020	27,484
POST RETIREMENT BENEFITS (note 11)	9,436	9,837	10,082

	245,790	248,447	252,289

SHAREHOLDERS' EQUITY (DEFICIENCY)

CAPITAL STOCK (note 12)	345,932	345,932	345,932
CONTRIBUTED SURPLUS (note 17)	22,733	22,706	22,509
ACCUMULATED OTHER COMPREHENSIVE LOSS	(53)	(190)	(21)
DEFICIT	(459,111)	(373,923)	(356,366)
	(459,164)	(374,113)	(356,387)

	(90,499)	(5,475)	12,054

	$ 155,291	$ 242,972	$ 264,343

Contingencies and legal matters (notes 13, 14 and 15)	-	-	-
Subsequent events (note 20)

APPROVED ON BEHALF OF THE BOARD:

/s/ Stanley M. Beck	/s/ G. Wesley Voorheis

Director	Director

See accompanying notes to consolidated financial statements

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED
OTHER COMPREHENSIVE LOSS

	Year Ended	Three Months	Year Ended
	March 31,	Ended March 31,	December 31,
	2007	2006	2005

(expressed in thousands of dollars)

BALANCE - Beginning of period	$(190)	$(21)	$(127)

Foreign currency translation adjustment	137	(169)	106

BALANCE - End of period	$(53)	$(190)	$(21)

See accompanying notes to consolidated financial statements

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended	Three Months	Year Ended
	March 31,	Ended March 31,	December 31,
	2007	2006	2005

(expressed in thousands of dollars)

DEFICIT - Beginning of period	$(373,923)	$(356,366)	$(264,133)

Net loss for the period	(85,188)	(17,557)	(92,233)

DEFICIT - End of period	$(459,111)	$(373,923)	$(356,366)

See accompanying notes to consolidated financial statements

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Three Months	Year Ended
	March 31,	Ended March 31,	December 31,
	2007	2006	2005

(expressed in thousands of dollars except share and per share amounts)

REVENUE

Investment and dividend income	$ 4,836	$ 1,614	$ 65,396
Newspaper publishing revenues	4,117	719	3,992
Other revenues	775	257	1,508

	9,728	2,590	70,896
EXPENSES

Newspaper publishing expenses	3,906	614	3,889
Amortization	282	114	521
General and administrative	5,077	2,087	8,539
Directors' fees	388	175	6,391
Stock-based compensation (note 16)	27	197	1,669
Professional fees and other expenses	21,410	3,944	14,308
Legal fees indemnity (note 3)	11,523	-	-
Unrealized and realized losses on investments (note 5)	64,938	10,468	132,035
Unrealized and realized gains on Series II Preference shares (note 9)	(3,224)	(520)	(6,550)
Gain on sale of properties	(18,589)	(69)	(1,651)
Provision for amounts due from related parties (note 3)	-	2	5,970
Interest on secured notes	13,579	3,456	14,505
Interest expense - Series II Preference Shares (note 9)	84	43	2,906
Interest expense - related parties	7,972	1,870	7,199
Other interest	1,595	145	579

	108,968	22,526	190,310

NET FOREIGN CURRENCY GAINS (LOSSES)	605	(266)	3,128

NET LOSS BEFORE INCOME TAXES	(98,635)	(20,202)	(116,286)
PROVISION FOR (RECOVERY OF) INCOME TAXES
Current	(1,176)	(184)	881
Future	(12,271)	(2,461)	(24,934)
	(13,447)	(2,645)	(24,053)

NET LOSS	$ (85,188)	$ (17,557)	$ (92,233)

Loss per retractable common share

Basic	$ (2.44)	$ (0.50)	$ (2.64)

Diluted	$ (2.44)	$ (0.50)	$ (2.64)

Weighted average shares outstanding - Basic and fully diluted	34,945,776	34,945,776	34,945,776

See accompanying notes to consolidated financial statements

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Three Months	Year Ended
	March 31,	Ended March 31,	December 31,
	2007	2006	2005

(expressed in thousands of dollars)

CASH FLOWS FROM

OPERATING ACTIVITIES

Net loss for the period	$ (85,188)	$ (17,557)	$ (92,233)

Items not affecting cash
Amortization	282	114	521
Stock-based compensation	27	197	1,669
Future income taxes	(12,271)	(2,461)	(24,934)
Unrealized and realized losses on investments	64,938	10,468	132,035
Unrealized and realized gains on Series II Preferred shares	(3,224)	(520)	(6,550)
Gain on sale of assets held for sales	(18,589)	(69)	(1,651)
Other	(1,040)	(22)	(2,219)

	(55,065)	(9,850)	6,638

Changes in non-cash items related to operating activities
Accounts receivable	338	(8)	(141)
Prepaid expenses and other	(588)	412	(903)
Accounts payable and accrued liabilities	2,019	(3,700)	(20,360)
Income taxes payable	(1,557)	(22)	(987)
Deferred revenue	-	50	2,698
Amounts due to/from related parties	15,166	1,929	53,452
Post retirement benefits paid	(894)	(177)	(766)

	(40,581)	(11,366)	39,631

INVESTING ACTIVITIES

Restricted cash	41,172	16,020	(44,578)
Proceeds from sale of assets held for sale	12,052	548	6,550
Assets held for sale	-	(750)	-
Additions to property and equipment	-	-	(72)

	53,224	15,818	(38,100)

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	12,643	4,452	1,531

CASH AND CASH EQUIVALENTS - Beginning of period	18,645	14,193	12,662

CASH AND CASH EQUIVALENTS - End of period	$ 31,288	$ 18,645	$ 14,193

Supplemental cash flow disclosures

Interest paid	$ 14,372	$ 6,845	$ 14,053

Income taxes paid	$ -	$ -	$ 125

See accompanying notes to consolidated financial statements

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

OVERVIEW

Hollinger Inc. is an open-end investment holding company and a "mutual fund corporation" under the Income Tax Act (Canada).  Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.  The Corporation's principal asset is its interest in Sun-Times, in which it held approximately 70.0% of the voting interest and 19.7% of the equity interest at March 31, 2007 (66.8%/17.4% at each of March 31, 2006 and December 31, 2005).  The change from March 31, 2006 resulted from the implementation by Sun-Times of a stock repurchase program.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.  For the reporting periods, the Corporation also owned a portfolio of commercial real estate in Canada and a newspaper in Costa Rica.

The Corporation's Series II preference shares are retractable at the option of the holder for an amount based on the market trading value of Sun-Times Class A shares.  The Corporation's common shares (the "Common Shares") are retractable, at the option of the holder, for an amount based on the market value of the Corporation's net assets, determined on a non-consolidated basis.

Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances.  These circumstances include if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due. The Corporation is currently prevented from honouring retractions of Series II preference shares and Common Shares as a consequence of it being in default under the terms of the indentures governing the 11.875% senior secured notes due 2011 issued in March 2003 (the "Senior Notes") and the 11.875% senior secured notes due March 2011 issued in September 2004 (the "Second Priority Notes", and together with the Senior Notes, the "Notes" – see note 10).

As a result of the inability by the Corporation to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  On April 10, 2007, the OSC issued an order revoking the Management and Insider Cease Trade Order issued by the OSC on June 1, 2004, as amended. The revocation order stemmed from the remediation by the Corporation of its historical continuous disclosure record on March 7, 2007.

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures" - see note 10), contingent liabilities related to various disputes, investigations, indemnities and legal proceedings (see notes 13, 14, and 15), the suspension of dividends by Sun-Times, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, continuing excess of the Corporation’s cash outflows over its cash inflows and the depletion of the Corporation’s non-core assets.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of all subsidiaries of the Corporation,  excluding Sun-Times and its subsidiaries, but including the accounts of Editorial La Razon, S.A. ("ELR"), a company incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.

All intercompany transactions and balances have been eliminated.

Change in year-end

In 2006, the Corporation changed its fiscal year-end from December 31 to March 31, effective for the three months ended March 31, 2006.  The change in year-end to March 31 was approved by Canada Revenue Agency.

Financial instruments

Effective prior to 2005, the Corporation adopted Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 1530, Comprehensive Income, CICA Handbook Section 3855 ("Section 3855"), Financial Instruments—Recognition and Measurement, and CICA Handbook Section 3865, Hedges.  These standards contain comprehensive requirements for the recognition and measurement of financial instruments, the treatment of financing costs and the application of hedge accounting. CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Use of estimates

The preparation of these consolidated financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  The Corporation evaluates its estimates on an ongoing basis, including those related to bad debts, investments, income taxes, pensions and other post-retirement benefits, contingencies and litigation.  The Corporation relies on historical experience and various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Foreign currency translation

Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred.  Revenues and expenses are translated into Canadian dollars at the rates of exchange prevailing when the underlying transactions occurred.  Foreign exchange gains and losses are included in income.

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby all assets and liabilities are translated at fiscal year-end exchange rates, with items in the consolidated statements of operations translated at the weighted average exchange rates for the fiscal year.  Exchange gains or losses arising from the translation of self-sustaining foreign subsidiaries are included in other comprehensive income.  These exchange gains or losses are reclassified to earnings when realized through a reduction of the Corporation's net investment in the foreign subsidiary.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with a maturity of 90 days or fewer.

Investments

Investments in which the Corporation exercises significant influence are accounted for by the equity method. Investments are written down when declines in value are considered to be anything other than temporary.

Other investments have been classified as held-for-trading and are accounted for at fair value, with changes in fair value recognized as income or loss. Pursuant to CICA Handbook Section 3855 relating to the recognition and measurement of financial instruments, investments in securities having quoted market values and which are publicly traded on a recognized securities exchange are recorded at values based on the current bid prices for financial reporting purposes.  Investments in securities that are not publicly traded but are freely convertible into securities having quoted market values and which are publicly traded on a recognized securities exchange are also recorded at values based on the last bid price of the publicly traded securities before the period end.  The Corporation's investments in equity securities that do not have a quoted market price in an active market are measured at cost.

Property and equipment

Property and equipment are stated at cost.  Cost represents the cost of acquisition.

Property and equipment of the Corporation, with the exception of the newspaper publishing assets of

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

ELR, are amortized over their estimated useful lives as follows:

Buildings	straight line over 25 to 40 years
Office equipment	straight line over 4 to 20 years
Leasehold interests	straight line over the term of the lease

Property and equipment of ELR are amortized over their useful lives ranging from three to five years.

The amortization rates of ELR have not been conformed to those of the Corporation, as management does not consider the effects of the differences to these financial statements to be material.

Artwork is not amortized.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with Section 3063, Impairment of Long Lived Assets, of the CICA Handbook.  Pursuant to this standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal.  The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available.  Future amortization will be charged based on the post-impairment carrying value.

Long-term debt

The Corporation's long-term debt is measured at amortized cost.

Preference shares

The Series II preference shares represent a financial liability and have been designated by the Corporation as held-for-trading, pursuant to CICA Handbook Section 3855.  They are recorded in the accounts at their fair value, being based on the fair value of the Sun-Times Class A shares for which they are exchangeable.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Amounts from related parties under the Support Agreement

Following the application of amounts to specific debts owing by related parties to the Corporation, amounts received from related parties under the terms of a support agreement, dated March 10, 2003 between the Corporation and RMI (the "Support Agreement") (see note 3(b)) are recorded as contributed surplus.

Revenue recognition

The Corporation's revenues are derived from dividends from its investment in Sun-Times, real estate income and other investment income and, in respect of ELR, newspaper publishing. Revenue is recognized when each of the following criteria is met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and services have been rendered; (c) the price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured or probable.

Advertising revenue, being amounts charged for space purchased in ELR's newspapers, is recognized upon publication of the advertisements. Circulation revenue from ELR's subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription.

Investment income includes dividend and interest income.  Dividend income is recognized as of the ex-dividend date and when collectibility is reasonably assured. Interest income on all securities and bank balances is recognized on an accrual basis. Real estate rental income is recognized over the terms of the leases.

Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, some of which are recorded at fair value, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset value will not be realized.

Employee future benefit plans

The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The following policies are applied in accounting for employee benefit plans:

(a)
the cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs;

(b)	for the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

(c)	past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment; and

(d)	actuarial gains and losses are recognized in the period and not amortized over the average remaining service period of active employees.

Stock-based compensation and other stock-based payments

The Corporation accounts for grants under its employee stock option plan using the fair value-based method of accounting for stock-based compensation. Fair values are determined using the Black-Scholes option-pricing model. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus.  If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of Common Shares outstanding during the year.  Diluted loss per share is computed using the treasury stock method whereby the weighted average number of Common Shares used in the basic loss per share calculation is increased to include the number of additional Common Shares that would have been outstanding if the potential Common Shares that are dilutive had been issued at the beginning of the period.  Potential Common Shares represent the Common Shares issuable upon the exercise of stock options or warrants.  Potential Common Shares are not included in the calculation if the effect of the exercise of the related stock options or warrants is anti-dilutive.

Transaction costs

The Corporation expenses transaction costs as incurred.

Legal proceedings, investigations and settlements

The Corporation is involved in various claims, legal proceedings, investigations and complaints, principally related to transactions between the Corporation, on the one hand, and certain of its affiliates and certain former executive officers and directors of the Corporation and its affiliates, on the other hand.  The potential impact of these claims, proceedings, investigations and complaints, including legal fees, cannot currently be estimated with accuracy.  Costs related thereto are reflected in these financial statements as incurred.  Future costs will be recorded in the periods such costs are incurred.  Future amounts recovered therefrom, if any, will be credited to earnings as realized.

2.	RESTRICTED CASH

Restricted cash is comprised as follows:

	March 31,		December 31,
	2007	2006	2005
SEC escrow arrangements (a)	$-	$33,007	$48,402
Cash security held by trustee of Senior Notes (b)	-	-	675
Cash security for certain directors' indemnities (c)	-	8,197	8,145
Cash security for certain officers' indemnities (d)	524	509	505
Cash security for post-employment obligations (e)	1,227	1,210	1,216
	$1,751	$42,923	$58,943

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

	March 31,		December 31,
	2007	2006	2005
Classified as current assets (a) and (b)	$-	$33,007	$49,077
Classified as long-term assets (c), (d) and (e)	1,751	9,916	9,866
Restricted cash	$1,751	$42,923	$58,943

(a)
The Corporation agreed with the United States Securities and Exchange Commission (the "SEC") to deposit certain past dividend income from Sun-Times and, subject to any overriding rights of the holders of Senior Notes, the amount of any similar subsequent distributions made by Sun-Times, net of applicable withholding taxes, into an escrow account with a licensed trust company.  Amounts held in the escrow account were in US dollars.  The escrow agreement provides that the Corporation has access to the escrowed funds for ordinary business and certain other enumerated purposes.  The escrow agreement terminates on the earliest of the date of conclusion of the SEC action as to all parties (see note 13(c)), the date of final disbursement of the entire amount of escrowed funds, or February 28, 2007. The final disbursement of escrowed funds occurred on February 27, 2007 and, as a result, the escrow agreement was not extended and has terminated in accordance with its terms.

(b)
In connection with the Second Priority Notes, the Corporation also entered into the first supplemental indenture as of September 30, 2004 (the "First Supplemental Indenture") in respect of the Senior Notes.  The First Supplemental Indenture, among other things, provided for the release of the Sun-Times Class A shares which had been held in escrow and the establishment of an interest-bearing cash collateral account in the amount of $14.1 million (US$10.4 million) which funds were directed to be applied against future payment of all or any portion of interest due and payable under the Senior Notes.  The balances disclosed above are the amounts remaining in the cash collateral account at the various reporting dates.

(c)
As discussed more fully in note 13(l), beginning in June 2004, the Corporation placed certain amounts in trust in support of the Corporation's indemnities in respect of certain former directors.  On June 30, 2004, $500,000 of cash was placed in trust. On February 7, 2005, an additional $1.5 million was placed in trust.  On March 30, 2005, a further $6.0 million was deposited into the same trust account.  As discussed in note 13(l) to these consolidated financial statements, these trusts were collapsed in conjunction with the settlement of all outstanding matters with these directors.

(d)	In March 2005, the Corporation established a trust similar to that described in (c) above in support of the Corporation's indemnities in respect of two of its officers, with a deposit of $500,000.

(e)
In April 1998, the Corporation paid to the Domgroup Ltd. Trust an amount of $1.2 million in support of group health benefits for specified retirees of the former Dominion Stores.  Based on a triennial actuarial valuation, if there is a deficit in the trust, the Corporation is required to immediately fund the deficit.  Alternatively, if there is a surplus, the Corporation is permitted to reduce the amount of funds held in the trust.  Based on the actuarial valuation as at December 31, 2005, the Corporation's obligations are fully funded by the funds held in the trust.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

3.	RELATED PARTIES

Amounts due from and due to related parties are comprised as follows:

	March 31,	March 31,	December 31,
	2007	2006	2005
Amounts due from:
The Ravelston Corporation Limited ("RCL"), a parent company (a) and (b)	$25,705	$23,923	$23,545
Ravelston Management Inc. ("RMI") (b)	93,386	74,098	74,009
Sun-Times and its subsidiaries (c) and (d)	1,533	2,412	2,445
Former directors and other related parties	370	341	343
	120,994	100,774	100,342
Allowance for doubtful amounts	(120,994)	(99,935)	(99,466)
	$-	$839	$876
Amounts due to:
Former directors under share unit plan (f)	$243	$327	$331
Disputed amount due to Conrad Black ("Black") (e)	24,405	21,921	21,259
Sun-Times and its subsidiaries (c) and (d)	42,570	37,618	36,368
Disputed amounts due to Sun-Times relating to indemnities of former directors and officers (d)	18,110	8,949	9,428
Disputed amounts accrued for severance and unpaid fees of former directors (g)	-	2,334	2,334
Amounts accrued for Catalyst Fund General Partner I Inc. ("Catalyst") claim (h)	3,975	3,975	3,475
Other related parties	641	493	493
	$89,944	$75,617	$73,688

Amounts due to/from related parties have been included in current assets and current liabilities, respectively.  Transactions with related parties are measured at the exchange amount.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Related party interest expense amounts are comprised as follows:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2007	2006	2005
Interest expense – related parties
Black (f)	$2,714	$650	$2,485
Sun-Times (c) (i)	5,258	1,220	4,714
	$7,972	$1,870	$7,199

(a)	This balance relates primarily to the following:

(i)
three loans were made to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million, by Domgroup Ltd. ("Domgroup"), a wholly-owned subsidiary of the Corporation, to assist RMI, a subsidiary of RCL, in meeting its obligations to the Corporation under the Support Agreement between the Corporation and RMI and thereby assist the Corporation in meeting its obligations under the Indentures, as described herein.  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL; and

(ii)
costs of approximately $7.0 million incurred in connection with the going private transaction proposed by RCL in 2004 (the "Strategic Transaction"), which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  The RCL obligation to reimburse the Corporation is secured by a general security agreement.

The principal amounts of these balances and any accrued interest thereon remain outstanding.  Demand has been made for repayment of these amounts.  Because collectibility of the amounts is uncertain, the amounts have been fully provided for in these consolidated financial statements and any interest income from related parties has been recorded on a cash basis.

(b)
The Corporation has claimed amounts due from RMI of $93.4 million at March 31, 2007 ($74.1 million at March 31, 2006 and $74.0 million at December 31, 2005) in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement (see below), RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of the RCL investment in shares of RMI.  The increase of $19.3 million from April 1, 2006 to March 31, 2007 is due to an increase in accrued support receivable of $20.2 million (US$17.5 million) and a decrease of $0.9 million due to the effect of the depreciation in US currency.

On April 20, 2005, RCL and RMI were each granted protection (the "Ravelston CCAA and Receivership Order") under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and the Courts of Justice Act (Ontario).  The monitor, receiver and manager (the "Ravelston Receiver") under these orders is RSM Richter Inc. (see note 15(e)).  As a result, the collectibility of the amounts described in (a) and (b) above is uncertain and full provision for doubtful amounts receivable and the reversal of amounts recorded in contributed surplus but not received have been recorded in these accounts.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into the Support Agreement with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into an agreement (the "Contribution Agreement") in this regard.  Under the terms of the Contribution Agreement and following the repayment of certain related party loans, any support payments received during 2003 and 2004 were treated as contributions of capital and included in contributed surplus.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over US$4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The timing of payment of such support amount on a quarterly basis is defined in the Indentures to be within 45 days after each of the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.  The obligations under the Support Agreement and the Contribution Agreement are the subject of a dispute with RCL and RMI.

(c)
This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind).  The aggregate outstanding principal and accrued interest was $40.5 (US$35.1 million) at March 31, 2007, $35.6 million (US$30.5 million) at March 31, 2006, and $34.3 million (US$29.4 million) at December 31, 2005.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 1, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to accrue.  Certain covenants under the Senior Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Corporation's Contribution Agreement with RCL and RMI.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). The Corporation understands that such RCL/CanWest management services agreement was terminated in May 2005.  All amounts owing under the note are subordinated to the Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  On January 1, 2003, the fair value of a Sun-Times Class A share was US$10.69.  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Senior Notes issued March 10, 2003.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times by the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003. Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of its understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt. Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

(d)
The Corporation has accrued approximately $18.1 million (US$15.7 million) at March 31, 2007, $8.9 million at March 31, 2006 and $9.4 million at December 31, 2005 relating to legal fees incurred by Black, the controlling shareholder of RCL and the Corporation's former Chairman and Chief Executive Officer, and F. David Radler ("Radler"), a shareholder of RCL and the Corporation's former President, and other former officers and directors, the reimbursement of which is being sought from the Corporation under the terms of the Corporation's alleged indemnity of these former directors and officers.  This amount reflects management's estimate of possible future claims for legal fees incurred up to March 31, 2007 under the terms of these indemnities.  The Corporation disputes its obligation to make any payments under the terms of these indemnities.

(e)
Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.6 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 15(g)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it by Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(f)
Effective February 24, 1999, directors of the Corporation were permitted to elect up to 100% of total fees to which they were entitled to be paid in the form of deferred share units under the Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of Common Shares that could have been purchased in the open market were credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.  All amounts outstanding relate to former directors.

(g)
On October 18, 2005, the Corporation commenced an action against certain of its former directors to recover excessive remuneration and severance payments.  On February 26, 2007, these matters were settled (see note 13(l)).

(h)
The Corporation has received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the court-imposed inspection of the Corporation and litigation to which the Corporation and Catalyst were parties.  Catalyst is related to the Corporation by virtue of its shareholdings in the Corporation and because Newton Glassman is the President of The Catalyst Capital Group Inc. and a former director of the Corporation.  No such costs have been paid.  The Corporation has accrued the full amount of this demand in these consolidated financial statements.  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this demand.

Other Related Party Transactions

(i)
Effective December 23, 2003, the Corporation entered into a consulting agreement with Peter G. White Management Ltd. ("PGWML"), a corporation controlled by Peter G. White ("White"), a director and executive officer of the Corporation until June 8, 2005.  The consulting agreement, which provided that White render various services to the Corporation, was terminated effective May 31, 2005.  In connection with services provided under the consulting agreement, PGWML received $75,000 per month.  The following amounts were incurred in respect of such services and are included in general and administrative expenses:

Year ended March 31, 2007	Nil
Three months ended March 31, 2006	Nil
Year ended December 31, 2005	$397

(j)	RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005 and paid no rent during the five months ended May 31, 2005.

(k)	Certain employees of the Corporation provided services to RCL, RMI and Argus Corporation Limited ("Argus"), a parent company, until May 31, 2005.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Certain employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under an existing pension plan. The pension plan is now under the control of Morneau Sobeco Limited Partnership ("Morneau Sobeco") as administrator appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of a defined benefit pension plan sponsored by RCL (the "RCL Plan") (see note 13(r) and 20(c)).

(l)
On February 7, 2006, the Ontario Superior Court of Justice approved an agreement between 10 Toronto Street Inc. ("TSI"), a wholly-owned subsidiary of the Corporation, and the Ravelston Receiver.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street.  The agreement provided for the early expiration of the option and the termination of the right of first refusal in exchange for a commitment to pay a minimum of $750,000 and possible additional consideration upon the sale of the property (see note 20(e)).  All payments required under this agreement have been made.

(m)
On January 16, 2007, the Corporation announced that Randall C. Benson ("Benson") would be stepping down as Chief Restructuring Officer ("CRO") of the Corporation after a short transition period, following which G. Wesley Voorheis ("Voorheis"), a director of the Corporation and chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement Memorandum of Agreement ("Advisory Agreement MOA"), Benson ceased to serve as the CRO of the Corporation on March 7, 2007 and at such time the advisory agreement effective as of July 15, 2005 (the "Advisory Agreement") pursuant to which the CRO services were provided terminated.  The Advisory Agreement MOA also provided that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay to 1379074 Ontario Ltd. ("Benson Consulting") the amount of $1 million.  All payments required under the Advisory Agreement MOA have been made.  Effective as of April 16, 2007, Voorheis assumed the role of CEO as further described in note 20(i) below.

On January 15, 2007, the Corporation and VC & Co. Incorporated ("VC&Co."), a corporation controlled by Voorheis, entered into an engagement agreement (the "Voorheis Engagement Agreement"), pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions (see note 20(i)).

During the year, the Corporation paid $180,000 to Voorheis & Co. LLP, an advisory firm founded by and related to Voorheis.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

4.	MORTGAGES RECEIVABLE

	March 31, 2007	March 31, 2006	December 31, 2005
Mortgages receivable	$11,445	$2,949	$2,909

(a)
In June 2002, the Corporation entered into an agreement for the sale of a property at 1050 The Queensway, Toronto, Ontario.  The transaction closed on August 27, 2004.  The sale price was $3.6 million, of which $0.9 million was received in cash on closing and $2.7 million was satisfied by a vendor take-back mortgage due on August 26, 2007.  Interest on the mortgage is calculated quarterly at the Bank of Nova Scotia prime rate, as set from time to time, and is payable in full on August 26, 2007.

The purchaser is developing a condominium project on the property.  The mortgage is secured by the property but is subordinated to financing obtained by the purchaser subsequent to the transaction for the development of the condominium project.  The Corporation is entitled to an additional payment on August 26, 2007 of $3,000 per condominium unit sold, which may result in a maximum additional payment of $0.9 million to the Corporation.  The Corporation has not recorded this contingent receipt in its accounts.

(b)
On October 31, 2006, Domgroup sold real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup received proceeds consisting of cash of $9.8 million and a vendor take-back mortgage for the balance. The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95%, calculated and payable quarterly. The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.  The carrying value of the mortgage is $8.3 million (see note 20(g)).

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

5.           INVESTMENTS

		March 31, 2007		March 31, 2006		December 31, 2005
		No. of		No. of		No. of
		Shares/Units	Amount	Shares/Units	Amount	Shares/Units	Amount
Sun-Times (a)	Class A shares	782,923	$4,423	782,923	$7,647	782,923	$8,168
	Class B shares	14,990,000	84,689	14,990,000	146,420	14,990,000	156,377
		15,772,923	89,112	15,772,923	154,067	15,772,923	164,545
Hollinger Canadian Newspapers LP		-	-	-	-	150,000	45

Cayman Free Press Ltd. (b)	Common shares – 39.99% interest		-		-		-

Other			62		45		35
			$89,174		$154,112		$164,625

(a)	Sun-Times Class A and Class B shares

The Corporation's principal asset is its interest in Sun-Times. On March 31, 2007 the Corporation owned, directly or indirectly, approximately 19.7% of the equity interest and 70.0% of the voting interest in Sun-Times.  (17.4% and 66.8% at both March 31, 2006 and December 31, 2005.)

The Sun-Times Class A shares are listed on the New York Stock Exchange (symbol: SVN) and the Sun-Times Class B shares are not publicly listed. The two classes have identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights.  On all matters where the two classes vote together as a single class, including the election of Sun-Times directors, each Sun-Times Class A share is entitled to one vote and each Sun-Times Class B share is entitled to ten votes.  Sun-Times Class B shares are convertible at any time at the option of the holder into Sun-Times Class A shares on a share-for-share basis.  If the Corporation transfers the Sun-Times Class B shares, other than by way of a Permitted Transaction as defined in the corporate articles of Sun-Times, the Sun-Times Class B shares are automatically converted on a share-for-share basis into Sun-Times Class A shares.

At each of the reporting dates, the investment in the Sun-Times Class A shares and Sun-Times Class B shares is stated at fair value based on the quoted market price of the Sun-Times Class A shares, without regard to any potential premiums associated with the Sun-Times Class B shares.

The Corporation has obtained a report from an independent third party with respect to actual premiums realized by private and public companies in sale transactions involving multiple voting rights in the past five calendar years and actual market premiums, if any, where both classes of shares were listed and traded over the past five calendar years. The report indicates that multiple voting right shares have realized an observed value of 0% to 26% above the trading value of non-multiple voting shares.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

For the purposes of its consolidated financial statements only, the Corporation has assigned no additional value to these multiple voting rights.  The amounts at which the investment in Sun-Times shares could be sold at any given time may differ from the fair value based on quoted market values.

As at March 31, 2007, March 31, 2006 and December 31, 2005, an escrow agent held 782,923 Sun-Times Class A shares owned by the Corporation (equivalent to 1,701,995 Series II preference shares exchangeable at 0.46 of a Sun-Times Class A share) in support of exchange requests made by holders of Series II preference shares.   The 14,990,000 Sun-Times Class B shares owned by the Corporation at these dates are pledged as security for the Notes which were held by U.S. Bank, National Association, formerly Wachovia Trust Company, National Association, as trustee.

The Corporation has recorded an unrealized loss of $65 million in the consolidated statement of operations for the year ended March 31, 2007 ($10 million and $132 million for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively), relating to the decrease in the fair value of its investment in Sun-Times based on the last bid price of a Sun-Times Class A share at each reporting date.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance". The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter". As a result, the release states, "... [Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy". On December 13, 2006, Sun-Times announced that its board of directors had voted to suspend Sun-Times' quarterly dividend.  Dividends have not been re-instated.

On February 14, 2007, the Corporation filed a Schedule 13D with the United States Securities and Exchange Commission in respect of its shareholdings in Sun-Times.  The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of [Sun-Times] and voting all of [its] shares of Class A Common Stock and Class B Common Stock in favour of such nominee or nominees.  As of the date hereof, none of the current members of the Board of Directors of [Sun-Times] were nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to [its] investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of [the Corporation] (which alternatives may include proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of [Sun-Times].  [The Corporation has]in the past engaged, and may from time-to-time in the future, engage in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times'] business and operations, [Sun-Times'] strategic plan and other matters.

See note 20(h) for further information in this regard subsequent to the year end.
(b)	Investment in Cayman Free Press Limited

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The Corporation, through its wholly-owned subsidiary, Holcay Holdings Ltd, owns 39.99% of Cayman Free Press Ltd. ("CFP"), a corporation organized under the laws of the Cayman Islands. The Corporation recorded a provision for full impairment of $11.3 million as at January 1, 2003. The Corporation is pursuing efforts to sell this investment.  No definitive indication is yet available as to the potential results of such efforts.

6.            ASSETS HELD FOR SALE

	March 31, 2007	March 31, 2006	December 31, 2005
Assets held for sale	$7,210	$8,959	$-

(a)
During the three months ended March 31, 2006, the Corporation authorized the listing for sale of the majority of its real property holdings, including its premises at 10 Toronto Street, and entered into formal listing agreements with a commercial real estate agency.  The book value of such properties has been reclassified as "held-for-sale" and included as a current asset in the consolidated balance sheet as at March 31, 2007 and March 31, 2006.

(b)
In December 2006, TSI entered into an agreement of purchase and sale under which the property at 10 Toronto Street, the Corporation's Toronto corporate office, was sold for $14 million on May 8, 2007 (see note 20(e)).

(c)	On January 31, 2007, Domgroup sold its real property located at 280 Hurontario Street, Collingwood, Ontario for a sale price of $2.8 million to Charis Developments Ltd.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

7.           PROPERTY AND EQUIPMENT

	March 31, 2007	March 31, 2006	December 31, 2005
Cost Land Buildings and leasehold interests Office equipment and other	$352 206 5,132	$463 138 5,027	$6,044 5,842 5,152
	5,690	5,628	17,038
Accumulated amortization Buildings and leasehold interests Office equipment and other	148 4,166	139 3,901	2,590 4,015
	4,314	4,040	6,605
Net book value	$1,376	$1,588	$10,433

8.          INCOME TAXES

Income tax expense (recovery) consists of:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2007	2006	2005
Current	$(1,176)	$(184)	$881
Future	(12,271)	(2,461)	(24,934)
	$(13,447)	$(2,645)	$(24,053)

The income tax expense (recovery) in the consolidated statements of operations varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before income taxes as shown in the following table:

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Loss before income taxes	$ (98,635)	$ (20,202)	$ (116,286)
Basic income tax rate	36.12%	36.12%	36.12%
Computed income tax recovery
Decrease (increase) in income tax recovery resulting
from:
Tax gain in excess of (less than) book gain
Large corporations and withholding taxes
Change in valuation allowance
Permanent differences
        Capital gains refund
        Other
	(35,627) (11,681) 465 21,122 16,377 (228) (3,875)	(7,297) 1,898 46 3,306 (723) - 125	(42,003) 23,792 3,207 11,323 (23,399) - 3,027
Income tax recovery	$ (13,447)	$ (2,645)	$ (24,053)
Effective tax rate	13.63%	13.09%	20.68%

The Corporation and its subsidiaries have operating loss carry forwards for tax purposes of approximately $202.2 million as at March 31, 2007.  Of this amount, the Corporation has determined that it is more likely than not that it will utilize losses aggregating $5.8 million.  Accordingly, a future tax asset has been recorded relating to this amount.  A valuation allowance has been recorded for the remainder of the operating losses. The operating losses carried forward for that purpose expire as follows:

	Operating Loss For Which Tax Benefit Is
	Recorded	Not Recorded	Total

2008	$-	$9,746	$9,746
2009	420	9,953	10,373
2010	-	34,989	34,989
2011	1,168	1,287	2,455
2012	3,792	63,611	67,403
Thereafter	454	76,757	77,211
	$5,834	$196,343	$202,177

At March 31, 2007, the Corporation and its subsidiaries have capital losses available of $4.6 million, which have no expiry date.  The Corporation has recognized the $500,000 of the benefit relating to these losses as it considers that it is more likely than not that the benefit will be realized.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2007	2006	2005

Future income tax assets
Net operating loss carry forwards	$72,441	$39,090	$34,740
Capital loss carry forwards	4,157	5,311	5,311
Compensation and post-retirement benefits	3,408	3,585	3,626
Investments	111	111	111
Other	8,603	4,839	4,846
Gross future income tax assets	88,720	52,936	48,634
Valuation allowance	(77,869)	(41,925)	(38,620)
Future income tax assets, net of valuation allowance	$10,851	$11,011	$10,014

Future income tax liabilities
Property and equipment	$11	$107	$211
Investments	10,420	22,110	24,008
Other	3,158	3,803	3,265
Future income tax liabilities	$13,589	$26,020	$27,484

9.          RETRACTABLE SERIES II PREFERENCE SHARES

The continuity of the shares is as follows:

	Number of shares	Amount
Balance, December 31, 2004	1,701,995	$14,717
Unrealized gain	-	(6,550)
Balance, December 31, 2005	1,701,995	8,167
Unrealized gain	-	(520)
Balance, March 31, 2006	1,701,995	7,647
Unrealized gain	-	(3,224)
Balance, March 31, 2007	1,701,995	$4,423

The Series II preference shares, first issued in 1997 at $10 per share, are exchangeable, non-voting preference shares. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.  The Corporation has the option of making a cash payment of equivalent value on the redemption of the Series II preference shares.  Because the Series II preference shares were recorded as a financial liability when they became redeemable for Sun-Times Class A shares, the Corporation measures the obligation based on the fair value of the Sun-Times Class A shares until the financial liability is removed from the balance sheet.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

In certain circumstances, the Corporation may satisfy its obligation to deliver Sun-Times Class A shares on a retraction of Series II preference shares by delivering Sun-Times Class A shares that are subject to restrictions on resale in accordance with applicable securities laws.

As at March 31, 2007, March 31, 2006 and December 31, 2005, an escrow agent held 782,923 Sun-Times Class A shares owned by the Corporation (equivalent to 1,701,995 Series II preference shares exchangeable at 0.46 of a Sun-Times Class A share) in support of exchange requests made by holders of Series II preference shares from time to time.

Each Series II preference share entitles the holder to a dividend in the amount equal to the Canadian dollar equivalent of 0.46 multiplied by any dividend on a Sun-Times Class A share (less any U.S. withholding tax thereon payable by the Corporation or any subsidiary).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times Class A share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

As at March 31, 2007, March 31, 2006 and December 31, 2005, the retraction of and the obligation to pay dividends on the Series II preference shares was restricted by the terms of the Indentures governing the Notes so long as certain events giving rise to a default have occurred and are continuing.  Events of default under the Indentures include the insolvency of RMI, failure to file certain financial statements by January 1, 2006 with the SEC and, in any quarter after January 1, 2006, the failure to receive cash of US$3.055 million from RMI or Sun-Times.

The Corporation has recorded an unrealized gain of $3.2 million in the consolidated statements of operations for the year ended March 31, 2007 ($520,000 for the three months ended March 31, 2006 and $6.6 million for the year ended December 31, 2005).

10.           SECURED NOTES

	March 31, 2007	March 31, 2006	December 31, 2005
Senior Notes
11-7/8% per annum, issued March 10, 2003, due March 1, 2011. (See below – 12-7/8% effective rate per annum)	$89,934	$91,026	$90,917
Second Priority Notes
11-7/8% per annum, issued September 30, 2004, due March 1, 2011. (See below – 12-7/8% effective rate per annum)	17,295	17,505	17,484
	$107,229	$108,531	$108,401

On March 10, 2003, the Corporation issued the Senior Notes with a principal value of US$120 million.  In June 2004, US$42 million principal amount of the Senior Notes was repaid with net proceeds from the offering of Subscription Receipts, reducing the outstanding principal amount of Senior Notes to US$78 million. In September 2004, the Corporation issued US$15 million aggregate principal amount of Second Priority Notes.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The Senior Notes are secured by a first priority lien against 14,990,000 Sun-Times Class B shares owned by the Corporation.  The Senior Notes are fully and unconditionally guaranteed by RMI.  The Second Priority Notes are also guaranteed by RMI and are secured by a second priority lien on the collateral securing the Senior Notes (see note 5(a)).

Under the Indentures that govern both the Senior Notes and Second Priority Notes, the Corporation is subject to certain financial covenants and other restrictions.  Under the terms of the Indentures, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC under the United States Securities Act of 1933, as amended, within a certain period of time.  As a result of this registration default, the annual interest rate on the Notes increased by ½% per year to 12⅜% from November 4, 2003.  The annual rate increased an additional ½% per year on February 2, 2004, resulting in the maximum additional interest rate of 1.0% per year over the 11⅞% interest rate on the Notes until such time as the registration default is cured, whereupon the interest rate will revert to the original level.  The registration of the securities has not been and is not being sought by the Corporation.  After March 31, 2005, the Corporation was not in compliance with certain covenants of the Notes and, as a result, the amount payable for the Notes has been classified as a current liability on the consolidated balance sheets.

As a result of the Corporation's lateness in filing its financial statements as at and for the year ended December 31, 2003 with Canadian securities regulatory authorities, and its inability to file its 2003 Form 20-F with the SEC within the required time period, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such documents as required under the Indentures.  This non-compliance led to a default under the Indentures.  However on September 30, 2004, the Corporation sought and obtained a waiver with respect to this Event of Default. At such time, the Corporation also sought and obtained consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish relevant parties with periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.  A consent fee equal to 3.5% of the US$78 million of the Senior Notes outstanding at that time or $3.5 million (US$2.7 million) was paid and expensed as financing fees in the 2004 fiscal year financial statements.  As a result of the Corporation's inability to file its financial statements by such date, the Corporation was required to pay a penalty in an amount equal to 0.50% of the principal amount of the Notes outstanding as of December 31, 2005 to the trustees under the Indentures.  This amount, being $0.5 million (US$0.4 million), was accrued at December 31, 2005 and expensed as financing fees in the 2005 fiscal year financial statements and subsequently paid in the three-month period ending March 31, 2006.

The commencement of insolvency proceedings by RMI (see note 15(e)) caused an Event of Default (as defined in the Indentures) under the terms of the Indentures governing the Notes.  As a consequence, the relevant trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of the Notes have the right to accelerate the maturity of the Notes.  Until such Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of each Indenture also prevent the Corporation from honouring retractions of its Common Shares and Series II preference shares submitted after April 19, 2005.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

On August 1, 2005, the Corporation commenced a Change of Control Offer (as defined in the Indentures) to purchase any and all of its outstanding Notes.  The offer was prompted by a filing made with applicable Canadian securities regulatory authorities by the Ravelston Receiver stating that the Ravelston Receiver had obtained possession and control of the shares of the Corporation directly or indirectly held by RCL (the "Ravelston Receiver Action").

Although it is the Corporation's position that the Ravelston Receiver Action did not result in a Change of Control, as defined by the Indentures, the Corporation decided to make the Change of Control Offer that would be required by the Indentures in that event.  At the expiry of the Change of Control offer on September 6, 2005, no Notes had been tendered pursuant to the Change of Control Offer.

The Corporation has not received the minimum aggregate cash payments from RMI, Sun-Times and its subsidiaries as required under the terms of the Indentures in the year ended March 31, 2007 nor in the three months ended March 31, 2006.  In the year ended December 31, 2005, the Corporation received $62.7 million from Sun-Times.   As a result, in addition to the continuing defaults and events of default of prior periods referred to above, an additional Event of Default under the Notes has occurred. During the year ended March 31, 2007, the Corporation paid $13.6 million (US$12.0 million) interest on the Senior Notes ($6.8 million (US$6.0 million) for the three months ended March 31, 2006 and $14.0 million (US$11.8 million) for the year ended December 31, 2005). While there are certain continuing defaults under the Senior Notes, there are no payment defaults.

11.           POST-RETIREMENT BENEFITS

Defined benefit pension plans

The Corporation sponsors two defined benefit pension plans for certain former employees related to the Corporation's prior ownership of Willett Foods.  Both plans are fully funded and no employer contributions are currently required to be made to these plans.  All participants are vested or are in receipt of pension payments and there are no participants currently accruing benefits.  While the plans are in fully funded status, the Corporation has not recorded an asset in these financial statements as the Corporation's right to use of any surplus on plan termination is unclear.

The weighted average discount rate used in determining these accumulated post-retirement benefit obligations for the Retirement Income Plan for Key Personnel and Other Non-Union Employees of Old WFL was 4.9% for 2007, 5.00% for 2006 and 4.75% for 2005.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The following continuity schedules summarize the defined benefit plans’ activity for the periods presented:

(i)           The Retirement Income Plan for Key Personnel and Other Non-Union Employees of Old WFL

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2007	2006	2005
Benefit obligation
Obligation, beginning of period	$319	$374	$434
Interest cost	16	4	20
Actuarial (gains) losses	5	(12)	35
Benefits paid	(41)	(47)	(115)
Obligation, end of period	$299	$319	$374

Plan assets
Fair value of plan assets, beginning of period	$843	$897	$1,008
Actual return on plan assets	(18)	(7)	4
Benefits paid	(41)	(47)	(115)
Fair value of plan assets, end of period	$784	$843	$897

Funded Status
Benefit obligation, end of period	$(299)	$(319)	$(374)
Fair value of plan assets, end of period	784	843	897
Funded status - Surplus	485	524	523
Valuation allowance	(485)	(524)	(523)
Accrued benefit asset, net of valuation allowance	$-	$-	$-

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(ii)           The Retirement Pension Plan for Old WFL

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2007	2006	2005
Benefit obligation
Obligation, beginning of period	$783	$828	$833
Interest cost	37	9	43
Actuarial (gains) losses	7	(17)	48
Benefits paid	(100)	(37)	(96)
Obligation, end of period	$727	$783	$828

Plan assets
Fair value of plan assets, beginning of period	$865	$909	$1,007
Actual return on plan assets	(8)	(7)	(2)
Benefits paid	(100)	(37)	(96)
Fair value of plan assets, end of period	$757	$865	$909

Funded Status
Benefit obligation, end of period	$(727)	$(783)	$(828)
Fair value of plan assets, end of period	757	865	909
Funded status - Surplus	30	82	81
Valuation allowance	(30)	(82)	(81)
Accrued benefit asset, net of valuation allowance	$-	$-	$-

Health and welfare benefits and supplementary retiree payments

Certain of the Corporation's subsidiaries provide post-retirement, health and welfare, and supplementary retirement benefits to certain employees and former employees, principally related to the Corporation's prior ownership of Dominion Stores Limited.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The components of these (benefits) costs for the periods presented are as follows:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Interest cost	$493	$125	$541
Amortization of (gains) losses	-	(193)	461
Net period post-retirement cost (benefit)	$493	$(68)	$1,002

The table below sets forth the reconciliation of these obligations for the periods presented.

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2007	2006	2005

Obligations, beginning of period	$9,837	$10,082	$9,846
Interest cost	493	125	541
Actuarial (gains) losses	-	(193)	461
Benefits paid	(894)	(177)	(766)
Obligations, end of period	$9,436	$9,837	$10,082

There were no assets held in support of these obligations at the end of each reporting period.

The weighted average discount rate used in determining these accumulated post-retirement benefit obligations was 5.25% for 2007, 5.25% for 2006 and 5.00% for 2005.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate increased by 1%, the accumulated post-retirement benefit obligation in this regard as of March 31, 2007, March 31, 2006 and December 31, 2005 would have increased by $557,000, $577,000 and $590,000, respectively.  The effect of this change on the aggregate of service and interest cost for the 2007, 2006 and 2005 fiscal periods would have been an increase of $30,000, $8,000 and $34,000, respectively.  If the health care cost trend rate decreased by 1%, the accumulated post-retirement benefit obligation in this regard as of March 31, 2007, March 31, 2006 and December 31, 2005 would have decreased by $489,000, $507,000 and $519,000, respectively.  The effect of this change on the aggregate of service and interest cost for the 2007, 2006 and 2005 fiscal periods would have been a decrease of $27,000, $7,000 and $30,000, respectively.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

12.           CAPITAL STOCK

	March 31,	March 31,	December 31,
	2007	2006	2005
Authorized
Unlimited number of retractable common shares and an unlimited number of preference shares

Issued and fully paid
Series II preference shares (Classified as liability – see note 10)
1,701,995 issued and outstanding	$-	$-	$-
Retractable common shares
34,945,776 issued and outstanding	347,463	347,463	347,463
less: Common Shares submitted for retraction
153,949 (2006 and 2005 – 154,057 )	(1,531)	(1,531)	(1,531)
	$345,932	$345,932	$345,932

The Common Shares are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for Sun-Times Class A shares of equivalent value or, at the Corporation's option, cash.  The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Corporation's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding preference shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Sun-Times of all or substantially all of its assets, which, in the opinion of the Corporation's board of directors, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

Dividends on the Series II preference shares are not paid until declared by the Corporation's board of directors. Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.  The Corporation is currently prevented from honouring retractions of its Common Shares and Series II preference shares as a consequence of the Corporation being in default under the terms of the Indentures governing the Notes. As of March 31, 2007, March 31, 2006 and December 31, 2005, there were retraction notices, net of subsequent withdrawals and cancellations, from holders of 153,738 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which cannot be completed at the present time.  The value of the retraction notices outstanding at each reporting date has been included in accounts payable and accrued liabilities in these consolidated balance sheets.

13.           CONTINGENCIES AND LEGAL MATTERS

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings and claims.  All claims made against the Corporation are being or will be defended.  Except as otherwise stated, no provisions have been made for any potential liability under these proceedings as management has determined that the likelihood and amount of loss are not determinable.  The following proceedings have been initiated against or by the Corporation (see also note 15 below):

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(a)
There are two outstanding claims by Burnac Leaseholds Limited ("Burnac") and its affiliate, Crystalline Investments Limited ("Crystalline"), against Domgroup for arrears of rent and continuing rent relating to two properties that Dominion Stores Limited leased from these companies. The plaintiffs seek to hold Domgroup responsible for rent in relation to time periods after the leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline and Burnac claiming just over $500,000.  The plaintiffs filed pre-trial briefs with the Court in 2000, in which they claimed damages of $2.6 million plus interest and costs.  In 2001, the Ontario Superior Court of Justice dismissed the claims and in 2002 an appeal from this decision by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  There has been no activity during the current year in this litigation.

(b)
The Corporation is co-insured on an insurance policy against which Sun-Times has made a claim for defence of the cases arising out of the Chicago Sun-Times circulation inflation allegations. On October 5, 2004, Sun-Times announced the overstatement of circulation figures for the Chicago Sun-Times, as reported in the circulation reports issued by the Audit Bureau of Circulations commencing in 1998.  As a result, lawsuits have been commenced by various parties for alleged damages resulting from such overstatement against Sun-Times.  Sun-Times and the Corporation are named co-insured for such losses under an insurance policy with Employers Reinsurance Corp. ("ERC").  ERC has commenced a complaint for declaratory judgment against Sun-Times and the Corporation.  The Corporation has not yet been served with the complaint.

(c)
On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the Court on January 16, 2004, which restricts the Corporation's voting rights by providing for the appointment of a special monitor (the "Special Monitor") if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to Sun-Times' board of directors.  Those nominees are no longer on Sun-Times' board of directors, but the Special Monitor remains in place. Please refer to note 20(h) for a further update.

(d)
On February 10, 2004, Sun-Times commenced an action in the Ontario Superior Court of Justice against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the March 10, 2003 Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Notes.  On August 11, 2004, Mr. Justice Farley granted a motion by Sun-Times to stay the counter-claims pending the conclusion of Sun-Times' action against the Corporation and others in the United States. An appeal by RCL and RMI of Justice Farley's order was dismissed.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(e)
Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(i)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.  All defendants have brought motions to dismiss the actions and are awaiting a ruling.  In the meantime, discovery is stayed.

(ii)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench. The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007.  On September 7, 2004, the plaintiffs commenced similar class proceedings in the Ontario Superior Court of Justice.  On February 3, 2005, the plaintiffs initiated a similar class action in the Quebec Superior Court.  The plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the Canada Business Corporations Act ("CBCA").

(f)
On September 3, 2004, upon the application of Catalyst, the Honourable Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further Order dated October 27, 2004, Ernst & Young Inc. was named inspector (the "Inspector").  The Orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments in the period from January 1, 1997 to and including December 2004 (the "Inspection").  The Inspector provided certain interim reports to the Court and filed a comprehensive report with the Ontario Superior Court of Justice on November 14, 2005.  This amount has been included in expenses in 2004.  While the Inspection has been largely inactive since November 2005, it has not been terminated.  Certain Orders were issued to facilitate the sale of the real property at 10 Toronto Street.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(g)
On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief (the "SEC Action").

The SEC's allegations against the Corporation include that: (i) the Corporation allegedly made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and in the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it allegedly fraudulently received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation allegedly failed to file its 2003 Form 20-F; (iii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iv) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (v) the Corporation allegedly falsified or caused to be falsified books, records and accounts subject to federal securities laws and allegedly circumvented or failed to implement a system of internal accounting controls.

The SEC Action seeks the following relief as against the Corporation: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws. A status hearing is scheduled for September 19, 2007.  The SEC Action is stayed until the conclusion of the criminal proceedings against Black and others in Illinois.

(h)
The Corporation is named as a co-defendant in a complaint filed in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments (the "Second Amended Complaint").  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments (see note 3(e) above).  On December 13, 2004, all defendants filed motions to dismiss the Second Amended Complaint.  These motions were denied, and all parties have answered the Second Amended Complaint.  In February 2006, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal proceedings against Black and others.  On June 20, 2007, the magistrate judge partially lifted the discovery stay to allow Sun-Times and the Corporation to take discovery from each other and certain third parties on the Corporation's counterclaim.  In addition, on July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  The motion was granted but Sun-Times has appealed the ruling and has separately moved to dismiss the counterclaim.  The parties are awaiting a ruling in respect of both of these matters.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(i)
By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. (collectively, "Stockgroup") commenced an action in the Ontario Superior Court of Justice against the Corporation and others.  Stockgroup claims against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses. The action against the Corporation was dismissed by order of the Court dated May 15, 2007.

(j)
On March 4, 2005, the Corporation commenced an application in the Ontario Superior Court of Justice against American Home Assurance Company ("American Home"), Chubb Insurance Company of Canada ("Chubb"), Royal & Sun Alliance Insurance Company of Canada, ACE INA Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home and Chubb from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners ("Cardinal") in a derivative action commenced by Cardinal in the Delaware Court of Chancery.

The settlement by the Insurers was approved by the Ontario Superior Court of Justice, following which it was approved by the Delaware Court of Chancery on or about November 13, 2006.  The Corporation then pursued its claims for indemnification in respect of legal expenses against the remaining excess insurers.  On or about March 22, 2007, Justice Campbell of the Ontario Superior Court of Justice ruled that the Corporation's application for payment of its legal expense was premature.  The Corporation is appealing this decision to the Court of Appeal for Ontario.  It is anticipated that the appeal will be heard in or around December 2007.

(k)
On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements. The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others to (i) pay an administrative penalty of not more than $1 million for each failure by the Corporation to comply with Ontario securities law, (ii) disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing.  This hearing has been scheduled to commence mid-November 2007 and to continue into 2008.

(l)
By Notice of Motion filed October 18, 2005, the Corporation applied for directions from the Ontario Superior Court of Justice in order to commence an action against certain of its former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation sought to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6 million put in an indemnification trust for the benefit of the former directors (see note 2(c)).  One of the five former directors also commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Certain former directors have delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the directors. The Ontario Superior Court of Justice accepted the Corporation's position that, until such time as the Corporation's proceedings against certain former directors have been finally determined, the Corporation was not required to indemnify directors against whom allegations have been made by the Corporation that they failed to act in accordance with their statutory duties.  If the Corporation was ultimately successful in its claim that certain former directors did not act in good faith with a view to the best interests of the Corporation, those directors would not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the former directors (Walker, Carroll, Metcalfe and Wakefield) commenced an action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which were asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of time spent defending the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.

On February 26, 2007, the Corporation announced that it had entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale). Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.2 million in cash were wound up.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6 million for unpaid directors’ fees.  An additional $700,000 was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6 million was returned to the Corporation.  All legal proceedings between the parties have been formally dismissed and the parties have released each other from all claims.

(m)
On May 15, 2006, the Corporation signed a cooperation agreement with the United States Attorney for the Northern District of Illinois ("U.S. Attorney").  In this agreement, the Corporation acknowledges that the U.S. Attorney developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US] $16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid (see note 3(e)).  The Corporation has agreed to cooperate with the U.S. Attorney in its investigation and prosecution of certain matters relating to Sun-Times, in accordance with the terms of the cooperation agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the cooperation agreement.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(n)
By Amended Statement of Claim dated October 25, 2006, 783783 Alberta Ltd. c.o.b. as Vue Weekly ("Vue") commenced an action against several parties including the Corporation and Hollinger Canadian Publishing Holdings Co. ("HCPH"), in the Court of Queen’s Bench of Alberta.  The action centers on Vue's allegation that SEE Magazine ("SEE"), Vue's main competitor, was improperly deemed to be a "Canadian newspaper" for tax purposes and, therefore, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE is published by Great West Newspaper Group Ltd. ("Great West"), through its wholly-owned operating subsidiary Gazette Press Ltd. and that Great West is jointly owned by Jamison Newspapers Inc. and HCPH.  According to the Statement of Claim, HCPH is wholly owned by Sun-Times.  In the action, Vue seeks a declaration that SEE was not a "Canadian newspaper" under the Income Tax Act (Canada) and seeks damages from the defendants, jointly and severally, in the sum of at least $5.0 million.

(o)
The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  As disclosed in note 13(j), the Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

(p)
Pursuant to certain indemnification provisions of Sun-Times' Certificate of Incorporation and bylaws, Black filed suit against Sun-Times in Delaware seeking an advancement of US$6.8 million for legal fees incurred by him in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting his advancement with respect to the fees of specific law firms in these legal actions to only 50% of his legal fees, he later demanded 100% advancement for fees and disbursements of firms that Black asserted were not covered by the stipulation and filed suits against Sun-Times on these issues. Sun-Times responded to Black's complaint and included a counterclaim against Black and a third-party equitable contribution claim against the Corporation for 50% of any advancement amounts that it has paid or will in the future be required to pay to Black, Barbara Amiel-Black ("Amiel-Black") (the spouse of Black and a former director of the Corporation), David Radler or John Boultbee ("Boultbee") (former officers of the Corporation).  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation is obligated to indemnify those same individuals.

In April 2006, Black and Sun-Times settled this dispute.  The settlement calls for Sun-Times to pay $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution, and 50% of future fees related to certain other cases. In the settlement and dismissal of Black's claims against Sun-Times, Sun-Times explicitly reserved the right to pursue its third-party equitable contribution claim against the Corporation.  In June 2006, Sun-Times filed an amended third party complaint against the Corporation for equitable contribution toward the amounts of legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to dismiss the third party complaint. The case is temporarily stayed pending settlement discussions between the parties.  The Corporation has accrued $18.1 million with respect to such indemnities ($8.9 million at March 31, 2006 and $9.4 million at December 31, 2005). (See note 3(d).)

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The following is a summary of other contingencies:

(q)
These consolidated financial statements include the accounts of ELR, an entity incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.  For periods prior to January 1, 2003, ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements.  However, during this period, local management reported to personnel at Sun-Times. Although these financial statements include an accrual for contingent liabilities of approximately $1 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica as described in note 20(a), the shares of ELR have been sold subsequent to year end.  The purchaser has thereby assumed all contingent liabilities.

(r)
Certain of the employees of wholly-owned subsidiaries of the Corporation participated in the RCL Plan. Due to the status of RCL, the Superintendent of Financial Services of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan.  It is expected that the pension plan will be wound up.  TSI employees ceased participating in the RCL Plan effective December 31, 2005.  As described in note 20(d), Morneau Sobeco has asserted a claim directly against TSI.

(s)
The March 31, 2007, March 31, 2006 and December 31, 2005 balance sheets include a liability for contingencies in the amount of approximately $4.0 million associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties for the taxation years through March 31, 2007, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be (see note 8).

(t)
In 2006, the Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  At March 31, 2007, $4.0 million has been accrued ($4.0 million at March 31, 2006 and $3.5 million at December 31, 2005).  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this demand.

(u)
There was no directors' and officers' liability insurance from July 2004 to the end of June 2005.  Notwithstanding the settlement described in note 13(p), the Corporation's indemnity obligations to directors and officers serving during this period continue in full force and effect.

(v)
The Corporation is also currently subject to litigation in the ordinary course of business.  In the opinion of management, any liability in respect of such litigation will not have a material adverse effect on the Corporation's financial condition.  In the opinion of management, there can be no certainty that additional, potentially material, new litigation will not arise.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(w)
Although the Corporation has accrued or disclosed, where appropriate, all contingent liabilities that the Corporation is aware of to date, there could be claims or counterclaims asserted in the future based on the past actions of the Corporation or its former directors or officers.  As a result, additional, potentially material, claims may still arise.

14.	GUARANTEES AND COMMITMENTS

 Secured Notes

In connection with the issuance of the Notes, the Corporation has agreed to indemnify the initial purchaser of the Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also agreed to indemnify the initial purchasers of the Notes against any related tax liabilities arising from payments made with respect to the Notes, except taxes on a Noteholder's income. These indemnities generally extend for the term of the Notes and do not provide for any limit on the maximum potential liability.

The Corporation is unable to estimate the maximum potential liability for these types of indemnities, as the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in these consolidated financial statements with respect to these indemnifications.

Property Leases

A subsidiary of the Corporation has agreed to indemnify landlords under its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of lease covenants and accidents or injuries occurring on the leased property.

No claims have been made to date.  The Corporation is unable to estimate the maximum potential exposure for these types of indemnities as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

The Corporation has operating leases relating primarily to real property leased for former Dominion Store locations.  Future minimum operating lease payments are $328,000 in 2008, $195,000 in 2009, $55,000 in 2010 and $15,000 in 2011.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events occurring prior to sale relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in circumstances where a third party has asserted a claim against the purchaser that relates to a liability retained by the Corporation. These types of indemnities typically extend for a number of years or, in some cases, indefinitely.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

No claims have been made to date.  The Corporation is unable to estimate the maximum potential liability for these indemnities, as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Corporation has not made any significant indemnification payments under such agreements and no amounts have been accrued in these consolidated financial statements with respect to these indemnification agreements.

The Corporation continues to monitor the conditions that are subject to indemnities to identify whether it is probable that a loss has occurred.  The Corporation would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Claims for Indemnities and Indemnification Agreements

(a)
With respect to certain former directors, the Corporation has entered into trust and contribution agreements with a third party trustee and deposited in trust the amount of $nil at March 31, 2007 (March 31, 2006 - $8.2 million, December 31, 2005 - $8.1 million) to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements.  As more particularly described in note 13(l), although these trusts have been wound up, there is a continuing indemnity obligation to the trustee.

(b)
On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a Notice of Action against the Corporation, Sun-Times, Argus, RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a Statement of Claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This Statement of Claim was amended on November 8, 2006.  No steps have been taken to move this action forward.

(c)
In addition to the indemnities discussed at (a) and (b) above, the Corporation has from time to time entered into customary indemnification agreements and arrangements with its directors and officers, consistent with its by-laws and governing statutes.

15.           OTHER LEGAL MATTERS

(a)
In September 2004, Catalyst applied to the Ontario Superior Court of Justice for an order removing a majority of the Corporation's Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, Mr. Justice Campbell ordered the removal of three of the Corporation's directors, namely Amiel-Black, Boultbee and Radler.  White was permitted to continue to act as a director at the pleasure of the Board.  White was subsequently removed from the Corporation's board of directors by further Order dated June 8, 2005 (the "Removal Order").  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the November 18 order and the Removal Order.  White's appeals were dismissed by the Ontario Court of Appeal in March 2006.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(b)
On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited ("Sugra Bermuda"), a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra Bermuda defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra Bermuda's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorneys' fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

(c)
On March 29, 2005, the Corporation and Domgroup issued a Statement of Claim in the Ontario Superior Court of Justice against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Peter Atkinson ("Atkinson") (a former officer of the Corporation).  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Transaction.  The claim alleges diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the Statement of Claim.

(d)
On February 27, 2006, the Corporation and certain subsidiaries issued a Statement of Claim in the Ontario Superior Court of Justice against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.  Minor amendments were made to the Statement of Claim on August 10, 2006.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

•	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

•	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

•	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

•
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and other individual defendants;

•	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

•
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

•	the active concealment of wrongdoing from the Corporation's board of directors.

On August 18, 2006, pursuant to an Application by the Corporation brought without notice, the Ontario Superior Court of Justice granted a Mareva injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Court replaced the Mareva injunction with a Consent Order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

(e)
On April 20, 2005, the Ontario Superior Court of Justice issued the Ravelston CCAA and Receivership Order (see note 3(k)).  At that time, the Ravelston Receiver was appointed as receiver and manager of all of the assets of RCL and RMI, except for the shares of Sun-Times owned directly or indirectly by RCL (the "Excluded Shares").  The Ravelston CCAA and Receivership Order also provided, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then underway (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On June 7, 2007, the stay of proceedings was extended to November 2, 2007.

On May 18, 2005, the Ravelston CCAA and Receivership Order was extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares. Further, the Court approved the agreement between Sun-Times and the Ravelston Receiver pursuant to which Sun-Times altered its shareholders rights plan to exempt the Ravelston Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Ravelston Receiver to take control of the Excluded Shares.  The agreement further provided that Sun-Times would not object to the sale by the Ravelston Receiver of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Court appointed the Ravelston Receiver as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly-owned subsidiary of RCL.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

The Corporation and its subsidiaries have submitted proofs of claim in the insolvency proceeding of the receivership of RCL and RMI and their subsidiaries (the "Ravelston Entities").

On January 22, 2007, the Corporation served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation seeks an order confirming the secured obligations owed by RCL to the Corporation and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation claims that the secured obligations owing by RCL total more than $25 million.

On January 25, 2007, the Ontario Superior Court of Justice heard a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Superior Court.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

On February 15, 2007, the Ontario Court issued a decision permitting Richter to file a "payments report" once it is finalized. The payments report would report on and analyze the monies received by and distributions made by RCL during the period of January 3, 2002 to April 20, 2005, by RMI during the period of July 3, 2002 to April 20, 2005 and by Argus during the period of January 1, 1999 to April 30, 2005.  On February 26, 2007, the Ontario Court of Appeal heard an appeal of this decision by Black and on March 1, 2007 it issued a decision denying the appeal and upholding the decision of the Ontario Court.  The payments report was filed on April 5, 2007 and a supplemental report was filed on May 2, 2007.

(f)
On May 19, 2005, White commenced proceedings against the Corporation for an order that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Corporation's board of directors.  By order dated June 8, 2005, the Honourable Mr. Justice Campbell dismissed White's application (the "Dismissal Order").  White's appeal of the Dismissal Order was dismissed by the Ontario Court of Appeal in March 2006.

(g)
On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 (in respect of non-compete payments).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments.  (See note 3(e).)

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(h)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(i)
On February 7, 2007, the Corporation filed a notice of action against a former director, Ralph Barford, for damages arising from inadequate oversight of management and other breaches of duty.  Tolling agreements have been entered into with other former directors in respect of alleged claims.

16.	STOCK-BASED COMPENSATION

Share Option Plan

The Corporation has an Executive Share Option Plan (the "Option Plan") pursuant to which the Corporation can grant options to certain key executives for up to 5,560,000 Common Shares.  Unless amended, the options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis, and options expire six years after the date of grant.  Unexercised options expire one month following the date of termination of the executive's employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of Common Shares, in which events all unexercised options become exercisable in full.

In 2005, under the Advisory Agreement, the Corporation granted options to Benson Consulting to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $5.50.  These options contain accelerated vesting provisions and, as at April 15, 2006, all such options had vested (as at March 31, 2006, 750,000 of these options had vested and as at December 31, 2005, 500,000 of these options had vested).  The options granted under the Advisory Agreement expire on the date immediately following the date that is three years after the Advisory Agreement is terminated, provided that if any of the Common Shares is subject to any cease trade order or any similar restraint on trading during the last 18 months of such three-year period, the exercise period of the options is extended by a period equal to the number of days any such trading restraint is in effect.  If, due to applicable law, including orders of securities authorities, Benson Consulting is unable to exercise such options or sell the Common Shares issuable on exercise of such options, the Corporation must provide alternate compensation to Benson Consulting having an equivalent total after-tax value.

Details of compensation expense recognized pursuant to the above are set out below.

Year ended December 31, 2005

During 2005, a total of 1,000,000 options were granted, of which 500,000 had vested, as of December 31, 2005 having an exercise price of $5.50 per share.

Using the Black-Scholes option pricing model, the aggregate fair value of all options granted during the year ended December 31, 2005 was estimated to be $1.9 million, of which an expense in the amount of $1.7 million has been recognized for the year ended December 31, 2005.  A corresponding amount has been recorded in contributed surplus.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

Three months ended March 31, 2006

There were no options granted in the three-month period ended March 31, 2006.  At March 31, 2006, there were 1,000,000 options outstanding, of which 750,000 had vested, having an exercise price of $5.50 per share.

An expense in the amount of $197,000 has been recognized for the year ended March 31, 2006 relating to the options granted in 2005.  A corresponding amount has been recorded in contributed surplus.

Year ended March 31, 2007

There were no options granted in the year ended March 31, 2007, however, and an expense of $27,000 was recorded relating to the vesting of options granted during the year ended December 31, 2005.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  Such models require the use of subjective assumptions, including expected stock price volatility.  The principal assumptions used in applying the Black-Scholes option-pricing model for the options issued in 2005 were a risk-free interest rate of 3.78%, a volatility factor of 63.31%, no dividend yield and an expected life of four years.

A summary of the status of the outstanding options is as follows:

	Number of stock options	Weighted average exercise price
Outstanding – December 31, 2004	Nil	Nil
Granted in 2005	1,000,000	$5.50
Outstanding – March 31, 2007 and 2006, December 31, 2005	1,000,000	$5.50
Exercisable – December 31, 2005	500,000	$5.50
Exercisable – March 31, 2006	750,000	$5.50
Exercisable – March 31, 2007	1,000,000	$5.50

Directors Share Unit Plan

Effective February 24, 1999, directors were permitted to elect up to 100% of total fees to which they were entitled be paid in the form of deferred share units under the DSUP, as amended.  For a director that elected to participate, deferred share units equal to the number of Common Shares that could have been purchased in the open market for a dollar amount equal to the percentage of that director's fee was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.

The value of the units outstanding, all of which relate to former directors, at each of March 31, 2007, March 31, 2006 and December 31, 2005 is $243,000, $327,000 and $331,000, respectively.  These amounts are included in the due to related parties in these financial statements.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

17.	CONTRIBUTED SURPLUS

A continuity of the Corporation's contributed surplus is as follows:
Balance at December 31, 2004	$20,840
Stock-based compensation (see note 16)	1,669
Balance at December 31, 2005	22,509
Stock-based compensation (see note 16)	197
Balance at March 31, 2006	22,706
Stock-based compensation (see note 16)	27
Balance at March 31, 2007	$22,733

Contributed surplus includes $1.9 million as at March 31, 2007 and March 31, 2006, and $1.7 million as at December 31, 2005 relating to the recording of stock-based compensation (see note 16).

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Financial Instruments

Other than stock options (see note 16), the Corporation does not currently hold or issue derivative financial instruments.

Credit Risk

The Corporation's principal credit risks relate to amounts due from related parties which are the subject of litigation.

The Corporation has assessed collectibility and has taken an allowance where necessary.

Interest Rate and Currency Risk

All of the Corporation's third-party debt is at a fixed rate of interest and denominated in US dollars.

The Corporation’s investment in Sun-Times is denominated in US dollars.

Amounts held in the SEC escrow account (see note 2(a)) were in US dollars.

Market Risk

The Corporation's investment in Sun-Times represents substantially all of its investments in publicly traded securities and is subject to the risk of fluctuations in the market price of those shares.

The Corporation's Series II preference shares are exchangeable for a fixed number of Sun-Times Class A shares. As a result, such shares are valued at an amount equivalent to the market price of the underlying Sun-Times Class A shares for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of Sun-Times Class A shares, this market risk is mitigated by the Corporation's holding of such Sun-Times Class A shares.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

19.	SEGMENT INFORMATION

The Corporation has two reportable segments: (i) publishing, printing and distribution of newspapers; and (ii) holding of income-producing real estate properties. The Corporation's newspaper segment is held through its Costa Rican subsidiary, ELR.  The Corporation's real estate properties are held through its subsidiary, Domgroup, and are located in Canada.  The Corporation's dividend income is principally derived from its investment in Sun-Times located in the United States.  Segment data not specifically attributable to the Corporation's reportable segments is presented in the table below.  Except as described in note 1, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses. The Corporation's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different management and operating strategies.

	March 31, 2007
	For the year Revenues	Property and Equipment	Total Assets
Canada	$3,917	$694	$64,313
United States	1,694	-	89,112
Costa Rica	4,117	682	1,866

	$9,728	$1,376	$155,291

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

	March 31, 2006
	For the three- month period Revenues	Property and Equipment	Total Assets
Canada	$945	$826	$87,303
United States	926	-	154,067
Costa Rica	719	762	1,602

	$2,590	$1,588	$42,972

	December 31, 2005
	For the year Revenues	Property and Equipment	Total Assets
Canada	$4,155	$9,591	$97,974
United States	62,749	-	164,545
Costa Rica	3,992	842	1,824

	$70,896	$10,433	$264,343

	Year ended March 31, 2007
	Newspaper	Real Estate	Corporate	Totals

Revenues	$4,129	$763	$-	$4,892
Dividend income	-	-	2,407	2,407
Interest income - third party	-	747	1,682	2,429
Total Revenue	4,129	1,510	4,089	9,728

Interest expense - third party	-	31	15,227	15,258
Interest expense - related party	-	-	7,972	7,972
Amortization	167	28	87	282
Income taxes (recovery)	11	2,032	(15,490)	(13,447)
Segment net profit (loss)	$46	$15,604	$(100,838)	$(85,188)

Segment property and equipment	$682	$-	$694	$1,376

Additions to property and equipment	$-	$-	$-	$-
Total assets	$1,866	$101,605	$51,820	$155,291

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

	Three months ended March 31, 2006
	Newspaper	Real Estate	Corporate	Totals

Revenues	$719	$257	$-	$976
Dividend income	-	-	926	926
Interest income - third party	-	107	581	688
Total Revenue	719	364	1,507	2,590

Interest expense - third party	-	-	3,644	3,644
Interest expense - related party	-	-	1,870	1,870
Amortization	38	9	67	114
Income taxes (recovery)	20	(166)	(2,499)	(2,645)
Segment net profit (loss)	$47	$552	$(18,156)	$(17,557)

Segment property and equipment	$762	$45	$781	$1,588

Additions to property and equipment	$-	$-	$-	$-
Total assets	$1,602	$78,855	$162,515	$242,972

	Year ended December 31, 2005
	Newspaper	Real Estate	Corporate	Totals

Revenues	$3,992	$1,508	$-	$5,500
Dividend income	-	-	62,766	62,766
Interest income - third party	-	310	2,320	2,630
Total Revenue	3,992	1,818	65,086	70,896

Interest expense - third party	-	5	17,985	17,990
Interest expense - related party	-	-	7,199	7,199
Amortization	170	98	253	521
Income taxes (recovery)	24	284	(24,361)	(24,053)
Segment net profit (loss)	$(90)	$(197)	$(91,946)	$(92,233)

Segment property and equipment	$842	$3,040	$6,551	$10,433

Additions to property and equipment	$-	$8	$64	$72
Total assets	$1,824	$77,377	$185,142	$264,343

20.           SUBSEQUENT EVENTS

(a)	On May 30, 2007, the Corporation sold all of the shares of its Costa Rican subsidiary, ELR that controls La Republica, a newspaper published in Costa Rica for US$2 million in cash.

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(b)
On April 10, 2007, as a result of the remediation by the Corporation of its historical continuous disclosure record on March 7, 2007, the OSC issued an order revoking the Management and Insider Cease Trade Order issued by the OSC on June 1, 2004, as amended.

(c)
On April 20, 2007, the Corporation filed a statement of claim in the Ontario Superior Court of Justice against Black, Amiel-Black, Radler, Boultbee and Atkinson seeking a declaration that it is not liable to indemnify those parties under certain indemnity agreements to which the Corporation is a party and that the agreements are void and unenforceable.  The action also seeks recovery of any payments made by the Corporation to the defendants pursuant to the agreements.

(d)
By Statement of Claim issued April 12, 2007, Morneau Sobeco asserted a claim against TSI in the Ontario Superior Court of Justice (File No. 07-CV-331025 PD3) for an order that TSI pay the amount of $2.9 million, plus costs and interest, with respect to alleged payments owing in respect of the RCL plan.  TSI has filed a defence but examinations for discovery have not yet been held.  Morneau Sobeco amended its claim to assert a lien under s. 57 of the Pension Benefits Act for all amounts claimed to be owing by TSI.  Morneau Sobeco also registered a lien on title to the 10 Toronto Street property and filed a financing statement under the Personal Property Security Act (Ontario).  In order to allow the sale of the property to close, $2.9 million from the sale proceeds of the property was paid into an interest bearing trust account as a condition to Morneau Sobeco lifting its lien.  These funds remain in trust pending motions, currently scheduled to be heard on July 23, 2007, to determine if the funds should continue to be held in trust pending a determination of Morneau Sobeco’s claims or if the funds should be released to TSI.

(e)
On May 8, 2007, TSI sold the real property located at 10 Toronto Street, Toronto, Ontario to an affiliate of Morgan Meighen & Associates Limited for $14 million.  Pursuant to the Option Amending Agreement, a payment of $1.0 million was made to the Ravelston Receiver out of the proceeds.

(f)
On May 31, 2007, the Corporation commenced proceedings in the Ontario Superior Court of Justice against its former banking syndicate members, Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and the Bank of Nova Scotia seeking recovery of, among other things, $65.2 million which those banks received from the Corporation in March 2003.

(g)	On June 7, 2007, Domgroup sold the vendor take-back mortgage referred to in note 4(b) for $8.3 million.

(h)	On June 11, 2007, the Corporation filed Amendment No. 1 ("Amendment") to the Schedule 13D referred to in Note 5 with the SEC in respect of its shareholdings in Sun-Times. The Amendment states in part:

[The Corporation] has submitted to [Sun-Times] a letter, dated June 11, 2007 (the "Letter"), indicating, among other things, that [the Corporation] will nominate two members to the Board of Directors of [Sun-Times] and furnish to [Sun-Times] the names of its nominees shortly.  As of the date hereof, none of the current members of the Board of Directors of [Sun-Times] were nominated by [the Corporation or its subsidiaries].

HOLLINGER INC.
Notes to Consolidated Financial Statements
Year ended March 31, 2007, 3 months ended March 31, 2006 and Year ended December 31, 2005
(Tabular amounts are in thousands of dollars except where noted)

(i)
On June 20, 2007, the Corporation announced that Voorheis was appointed to serve as Chief Executive Officer of the Corporation. Under the terms of a consulting services agreement effective as of April 16, 2007, VC & Co., a corporation controlled by Voorheis, will be paid a base fee of $75,000 per month and will be eligible for additional milestone fees based on substantial completion of certain milestone achievements. These include a milestone fee of $1.2 million upon substantial completion of a refinancing of the Corporation's outstanding Senior Notes or a resolution of the outstanding issues with the Noteholders and, provided this milestone has been achieved, an additional milestone fee of $1.4 million upon the completion of (i) the sale or other disposition by the Corporation of substantially all of its shares of Sun-Times, (ii) the sale or other disposition of a majority of the outstanding Common Shares of the Corporation in a transaction that is supported by the Corporation’s board of directors, or (iii) the sale or other disposition of all or substantially all the assets of the Corporation or Sun-Times. VC & Co. will also be paid $169,500 in respect of accomplishments of Voorheis since he began rendering executive services on January 15, 2007 and Voorheis has been issued, effective May 7, 2007, options to acquire 1,000,000 Common Shares at the then current market price.  In the event that, during the 12 months following January 15, 2007, the Corporation issues additional Common Shares or securities which are convertible into, or carry the right to receive or provide the Corporation with the right to issue, additional Common Shares (or other equity-like securities), VC & Co. will be entitled, upon Voorheis exercising any such options, to an additional cash payment in certain circumstances.   The agreement also provides for certain payments to VC & Co. in specified circumstances where the agreement is terminated in connection with a change of control of the Corporation occurring on or after August 15, 2007.  These circumstances include where VC & Co. terminates the agreement for Good Reason, which includes any termination by VC & Co. during the three-month period commencing on the date which is 90 days following such a change of control.

21.           COMPARATIVE AMOUNTS

Certain amounts have been reclassified to conform to the presentation adopted in the current year.